

OFFERING MEMORANDUM

facilitated by



ROLL THE VEG LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	ROLL THE VEG LLC
State of Organization	NV
Date of Formation	09/18/2020
Entity Type	Limited Liability Company
Street Address	5507 Golden Leaf Ave, Las Vegas NV, 89122
Website Address	www.ROLLtheVEG.com

(B) Directors and Officers of the Company

Key Person	Anthony Lagrosa
Position with the Company Title First Year	 Owner 2020
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Senior General Manager Beverage** (*MGM Grand Hotel, 2018 - 2019*) — Responsible for Leading 500+ employees, 4 General Managers, 6 Beverage Mangers, 10 Assistant Managers. Duties include financial planning, revenue projections, strategic revenue growth planning, staff development training.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Anthony Lagrosa	100%

(D) The Company's Business and Business Plan

Our Story

We started selling our vegan food and services to friends that grew to social media ordering, that then grew again to where we are at now. And it is still continuing to grow.

- Sharing food with friends in exchange for payment for service
- Started taking orders on Facebook
- Leased hours and space in a commercial kitchen for (Takeout/Pickup) orders.
- Takeout and pick-up orders grew to include catering
- Acquiring a future brick and mortar location to support demands
- Meet our little vegan character that comes with the brand!

The Team

Anthony Lagrosa, Founder/ Operator

Senior Food and Beverage Leader

Background consisting of:

- Revenue Growth Strategy

- Marketing

- Menu Development - Including Recipe Matrix

- Branding

- Concept Development

- Staff Development

Lynda Brune, Partner

Former Bar/ Restaurant owner

- Menu Development - Including Recipe Matrix

- Marketing

Jamie Guminski, Managing Member

Former Executive Food and Beverage Consultant

- Marketing

- Branding

- Costing

- Menu Development - Including Recipe Matrix

The Competition

There is very few competition for the type of food we are serving "Vegan Filipino Food" and we ensure that we are very competitive in pricing and costing as we make mostly everything in-house to ensure affordability

- GOOGLE can direct to competition with higher pricing instantaneously

A Filipino inspired vegan restaurant: Roll the Veg!

Born and raised in the Philippines, I learned the cooking skills from my Mom, Aunties and Lolas who I grew up assisting and prepping while they cooked authentic Filipino dishes. I have some great memories of the precision cutting of the vegetables to match the dish. I had fun experiences cooking desserts like ube and biko in a big giant wok-like pan called "Tulyasi," and stirring it with a giant wooden ladle that looks like a paddle. We come from a long line of crazy family chefs from the Philippines! Our Lolas were hired to cook for big events like weddings, especially on Fiestas. Every time we get together and cook, we thank our Lolas for a great legacy passed on to us.

I took this formative knowledge and combined it with over 20 years of Food and Beverage industry experience obtained here in fabulous Las Vegas to bring you Roll the Veg.

We love to experiment with temperatures, textures, and flavors, and to create new and exciting fusions to share with everyone. We could not think of a concept that was more fun than placing our meals in a lumpia wrapper (a.k.a. vegan eggroll).

Yes, we did say meals in a lumpia! Roll the Veg gives finger food a whole new vision, giving you everything from breakfast to dessert inside a lumpia. ROLL THE VEG is a concept that fuses some of the favorite dishes in the Philippines and places them inside everyone's favorite Filipino fried wrapper: the Lumpia! Roll the Veg provides a new & fun way to eat vegan in small bites! Plant-based sustainability in a lumpia wrapper :-)

It is our pride and joy to share with you our Family culinary legacy passed down from generation to generation of cooking authentic Filipino dishes that we have made vegan for all to enjoy cruelty free.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$35,000
Offering Deadline	June 17, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section

(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Signage	$2,000	$2,000
Kitchen equipment	$8,000	$15,100
Supplies and Goods	$3,000	$10,000
Marketing and Advertising	$2,400	$2,400
Seating and FOH equipments	$8,000	$8,000
Secure Lease and Permits and fees	$9,500	$9,500
Mainvest Compensation	$2,100	$3,000
TOTAL	$35,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 3.6%[2]
Payment Deadline	2027-06-30
Maximum Payment Multiple	1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.86%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 3.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$35,000	2.5%
$38,750	2.8%
$42,500	3.0%
$46,250	3.3%
$50,000	3.6%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company

could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Anthony Lagrosa	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

ROLL THE VEG LLC has been operating since September, 2020 and has since achieved the following milestones:

- Opened location in Las Vegas, Nevada

- Achieved revenue of [$6,000] in [November 2020 through the end of December 2020], only being open 1 day a week operating only every Wednesday operating 5-6 hours a day (only being open for a total of 8 days in 2020) We've grown to generate [$32,000] in [2021] operating only every Wednesday and a few separate weeks of being closed, with 38 total of days open for the whole year , we were able to accomplish this revenue being open 5-7 hours each day of operation and being open mid-week of low volume diners.

- Had Cost of Goods Sold (COGS) of [$1400], which represented gross profit margin of [23%] in [2020]. COGS were then [$5700] the following year, which implied gross profit margin of [17.8%].

- Achieved profit of [$4600] in [2020] only being open for 8 operational days, which then grew to [$26,300] in [2021] Being operational and only open for business fro a total of 38 days.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

ROLL THE VEG LLC forecasts the following milestones:

- Secure lease in [Las Vegas, Nevada] by [May, 2022].

- Hire for the following positions by [May, 2022]: [Lead Cook, Kitchen runner and cook, Cashier/ order taker]

- Achieve [$299,250] revenue per year by [2022] operating 7 days a week 10-12 hours a day starting in may.

- Achieve [$610,200] profit per year by [2023]operating 7 days a week 15 hours a day starting January 2023.

Other outstanding debt or equity

As of [02/08/2022], ROLL THE VEG LLC has debt of [$0] outstanding and a cash balance of [$1700]. This debt is sourced primarily from n/a and will be senior to any investment raised on Mainvest. In addition to the ROLL THE VEG LLC's outstanding debt and the debt raised on Mainvest, ROLL THE VEG LLC may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the ROLL THE VEG LLC's fundraising. However, ROLL THE VEG LLC may require additional funds from alternate sources at a later date.

No operating history

ROLL THE VEG LLC was established in [Septmeber, 2020]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of ROLL THE VEG LLC, we have had the following material changes and trends:

- We have added a more semi-permanent location that increased our overhead but also increased in reach for our targeted demographics.

- Costs have also decreased as we have more days to utilize bought goods for sales

Financial liquidity

ROLL THE VEG LLC has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. ROLL THE VEG LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

ROLL THE VEG LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- There are significantly a massive amount of pop-up and ghost kitchen in the current city.

- Less and less options for a good deal on a brick-and-mortar location with the increasing restaurants operators opening and increasing high rates of lease spaces available

- Staffing is a major challenge, to ensure quality staffing to deliver the quality of food and service to support brand, the brand must stay competitive with the competitions wages.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$505,950	$607,140	$667,854	$707,925	$729,163
Cost of Goods Sold	$121,428	$145,713	$160,284	$169,900	$174,997
Gross Profit	$384,522	$461,427	$507,570	$538,025	$554,166
EXPENSES					
Rent	$86,400	$76,260	$78,166	$80,120	$82,123
Utilities	$14,400	$22,140	$22,693	$23,260	$23,841
Salaries	$149,840	$144,540	$154,657	$162,389	$167,260
Insurance	$2,500	$1,845	$1,891	$1,938	$1,986
Equipment Lease	$3,000	$2,492	$2,666	$2,799	$2,882
Repairs & Maintenance	$7,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$5,000	$10,250	$10,506	$10,768	$11,037
Marketing and Advertising	$3,000	$5,125	$5,253	$5,384	$5,518
Operating Profit	$113,382	$193,650	$226,485	$245,983	$254,001

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0.00
Cash & Cash Equivalents	$0	$0.00
Accounts Receivable	$0	$0.00
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$1,527.00
Cost of Goods Sold	$0	$5,260.00
Taxes Paid	$0	$0.00
Net Income	$0	$-12,582.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V